As filed with the Securities and Exchange Commission on June 5, 2003

                                                    Registration No. ___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-2
                             REGISTRATION STATEMENT

                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                          MIRAVANT MEDICAL TECHNOLOGIES
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                      77-0222872
      (State or Other Jurisdiction of                        (I.R.S. Employer
       Incorporation or Organization)                     Identification Number)

                                336 BOLLAY DRIVE
                         SANTA BARBARA, CALIFORNIA 93117
                                 (805) 685-9880
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                             GARY S. KLEDZIK, Ph.D.
                             Chief Executive Officer
                          MIRAVANT MEDICAL TECHNOLOGIES
                          -----------------------------
                                336 Bollay Drive
                         Santa Barbara, California 93117
                                 (805) 685-9880
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   -----------

                                   Copies to:
                             JOHN T. SHERIDAN, ESQ.
                             JASON P. SEBRING, ESQ.
          Wilson Sonsini Goodrich & Rosati, a Professional Corporation
                               650 Page Mill Road
                            Palo Alto, CA 94304-1050
                                 (650) 493-9300

                                   -----------

             Approximate date of commencement of proposed sale to the public:
          FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                        -----------

      If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
================================================================================

                                                CALCULATION OF REGISTRATION FEE
                                                                                                        Proposed
Title of Each Class of Securities to be Registered                                Proposed               Maximum          Amount of
                                                        Amount to be          Maximum Offering          Aggregate       Registration
                                                         Registered           Price Per Share (1)    Offering Price (1)     Fee (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..............  14,349,525 shares (2)           $1.01              $14,493,021         $1,837

(1) Estimated solely for the purpose of computing the registration fee and computed pursuant Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the bid and asked price as of June 3, 2003.
(2) This registration statement also covers an indeterminate number of additional securities that may become issuable in connection with any stock split, stock dividend or similar transaction.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.

      WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR SEEK AN OFFER TO BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.

                                 -----------

                      14,349,525 Shares of Common Stock of

                          MIRAVANT MEDICAL TECHNOLOGIES


                                   -----------

                                   PROSPECTUS

                                   -----------


                               ________ [_], 2003


                                TABLE OF CONTENTS


                                                            Page

                   Summary....................................4
                   Recent Developments........................4
                   Risk Factors...............................5
                   Use of Proceeds............................19
                   Selling Securityholders....................20
                   Plan of Distribution.......................21
                   Description of Capital Stock...............21
                   Where You Can Find More Information........22
                   Note Regarding Forward-Looking Statements..22
                   Legal Matters..............................23
                   Experts....................................23

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.



                  SUBJECT TO COMPLETION, DATED JUNE 5, 2003

                                   PROSPECTUS

                      14,349,525 Shares of Common Stock of

                          MIRAVANT MEDICAL TECHNOLOGIES


                                   -----------


      The selling securityholders listed in this prospectus may offer and sell up to 14,349,525 shares of common stock of Miravant Medical Technologies for their own account. We will not receive any proceeds from such sales. Of these shares, 5,000,000 shares were issued in connection with a private placement offering in August 2002 that also provided for 2,800,000 shares to be issued upon the exercise of related warrants. In addition, 6,549,525 shares are issuable upon the conversion of various notes and the exercise of various warrants we issued in a series of private transactions that occurred in December 2002, January 2003, February 2003, March 2003, April 2003 and May 2003.

      Our Common Stock is listed on the OTC Bulletin Board Quotation System, or the OTCBB, under the symbol "MRVT." On June 3, 2003, the last reported sale price for our Common Stock on the OTCBB was $1.02 per share.


SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                   -----------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is ________ [_], 2003

                                     SUMMARY

      We are a pharmaceutical research and development company developing light activated drugs and associated devices for a medical procedure called photodynamic therapy, or PDT. PDT is a minimally invasive medical procedure that uses drugs that are activated by light, or photoreactive drugs, to selectively destroy abnormal cells and blood vessels. We have branded our proprietary version of PDT as PhotoPoint(TM) PDT. PhotoPoint PDT integrates our drugs with our light producing and light delivery devices to achieve a photochemical effect on targeted diseased cells and blood vessels. While we currently have no drugs or devices that have received regulatory approval, we believe that PhotoPoint PDT is a platform technology that has the potential to be a safe and effective treatment for a number of diseases including those in ophthalmology, dermatology, cardiovascular disease and oncology.

      Our strategy is to apply PhotoPoint PDT as a primary treatment where appropriate or in combination with other therapies such as surgery, radiation, chemotherapy or drug therapy to achieve superior clinical results. Although the potential applications for PhotoPoint PDT are numerous, our primary focus at this time is to develop PhotoPoint PDT for clinical use in the disease areas where there are large potential market opportunities and/or unmet medical needs. We believe that the commercial success will depend upon safety and efficacy outcomes, regulatory approvals, competition, third-party reimbursements and other factors such as the manufacturing, marketing and distribution of our products. At this time, we intend to develop our business as a research and development company with limited manufacturing and marketing capabilities. For large scale manufacturing, marketing and distribution activities, we plan to have or seek strategic collaborations with pharmaceutical and medical device partners who already have significant and established capabilities in the therapeutic areas.

      We were incorporated in Delaware in 1989 and, effective September 15, 1997, changed our name from PDT, Inc. to Miravant Medical Technologies. Our executive offices and the offices of our three subsidiaries, Miravant Pharmaceuticals, Inc., Miravant Systems, Inc. and Miravant Cardiovascular, Inc., are located at 336 Bollay Drive, Santa Barbara, California 93117. Our telephone number is (805) 685-9880. Unless otherwise indicated, all references to us include us and our subsidiaries.

                               RECENT DEVELOPMENTS

      In December 2002, we entered into a Convertible Debt and Warrant Purchase Agreement, or the Debt Agreement, with a group of private accredited investors, or the Lenders. The $12.0 million Debt Agreement allows us to borrow up to $1.0 million per month, with any unused monthly borrowings to be carried forward. The maximum aggregate loan amount is $12.0 million with the last available borrowing in November 2003. The Lenders' obligation to fund each borrowing request is subject to material conditions described in the Debt Agreement. In addition, the Lenders may terminate its obligations under the Debt Agreement if: (1) Miravant has not filed a New Drug Application, or an NDA, by March 31, 2003, (2) such filing has been rejected by the U.S. Food and Drug Administration, or FDA, or
(3) Miravant, in the reasonable judgment of the Lenders, is not meeting its business objectives. We have received a waiver from the Lenders with regard to the NDA filing deadline of March 31, 2003. This deadline has been extended to the end of the third quarter of 2003.

      As of June 4, 2003, we had borrowed $6.0 million under the Debt Agreement and there was $6.0 million remaining available to us under the Debt Agreement, subject to certain material conditions described in the Debt Agreement. However, there can be no assurance that we will receive the remaining $6.0 million under the Debt Agreement, if certain requirements are not met or are not satisfactory to the Lenders, and there is no guarantee that we will be successful in obtaining additional financing or that financing will available on favorable terms. If additional funding is not available when required, management believes that we have the ability to conserve cash required for operations through December 31, 2003 by the delay or reduction in scope of one or more research and development programs and adjusting, deferring or reducing salaries of employees and by reducing operating facilities and overhead expenditures to conserve cash to be used in operations.

            In January 2003, we announced that we intend to file our first NDA, for marketing approval of PhotoPoint SnET2, a new drug for the treatment of wet age-related macular degeneration, or AMD. Our decision came after we completed our analyses of our Phase III AMD clinical data for the clinical trial completed December 2001, which showed positive results in a significant number of drug-treated patients versus placebo control patients, and after holding discussions with our regulatory and FDA consultants. We are currently in the process of preparing the NDA filing and expect to have it completed and filed in 2003.

      Based on our ability to successfully obtain additional funding, our ability to obtain new collaborative partners, our ability to license and pursue development and commercialization of SnET2 for AMD or other disease indications, our ability to reduce operating costs as needed, our ability to regain our listing status on Nasdaq and various other economic and development factors, such as the cost of the programs, reimbursement and the available alternative therapies, we may or may not be able to or elect to further develop PhotoPoint PDT procedures in ophthalmology, cardiovascular disease, dermatology, oncology or in any other indications. If we are unable to secure additional funding, or if our lenders terminate our existing funding prior to November 2003, we may be unable to continue as a going concern.

                                  RISK FACTORS

      You should carefully consider the risks described below and in any documents incorporated by reference herein before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Our business operations may be impaired by additional risks and uncertainties that we do not know of or that we currently consider immaterial. Our business, results of operations or cash flows may be adversely affected if any of the following risks actually occur. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.


                          RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS NOT EXPECTED TO BE PROFITABLE FOR THE FORESEEABLE FUTURE AND WE WILL NEED ADDITIONAL FUNDS TO CONTINUE OUR OPERATIONS PAST DECEMBER 31, 2003. IF WE FAIL TO OBTAIN ADDITIONAL FUNDING OR MEET THE REQUIREMENTS OF OUR DECEMBER 2002 CONVERTIBLE DEBT AND WARRANT AGREEMENT, OR DEBT AGREEMENT, WE COULD BE FORCED TO SIGNIFICANTLY SCALE BACK OR CEASE OPERATIONS.

      Since our inception we have incurred losses totaling $192.9 million as of March 31, 2003 and have never generated enough funds through our operations to support our business. We are continuing our efforts in research and development and the preclinical studies and clinical trials of our products. These efforts, along with the cost of preparing a New Drug Application, or NDA, obtaining requisite regulatory approval, and commencing pre-commercialization activities prior to receiving regulatory approval, will require substantial expenditures. Once requisite regulatory approval has been obtained, if at all, substantial additional financing will be required for the manufacture, marketing and distribution of our product in order to achieve a level of revenues adequate to support our cost structure. In December 2002, we entered into a $12.0 million Debt Agreement with a group of private accredited investors, or the Lenders, that provides us the availability to borrow up to $1.0 million per month through November 2003, subject to certain limitations. The monthly borrowing request can be limited if certain requirements are not met or are not satisfactory to the Lenders. As of June 4, 2003, we have borrowed $6.0 million under the Debt Agreement. Our executive management believes that as long as the remaining $6.0 million remains available to us under the Debt Agreement and the debt payment due to Pharmacia on June 30, 2003 has been paid or is extended into 2004, we then have the ability to conserve cash required for operations through December 31, 2003 by the delay or reduction in scope of one or more of its research and development programs and adjusting, deferring or reducing salaries of employees and by reducing operating facilities and overhead expenditures.

      In addition, our first payment on our debt to Pharmacia Corporation, or Pharmacia, in the amount of $5.0 million, plus interest, was due on March 5, 2003, and was extended to June 30, 2003. Executive management also believes we can raise additional funding to support operations through corporate collaborations or partnerships, licensing of SnET2 or new products and additional equity or debt financings prior to December 31, 2003, especially due to our announcement that we intend to file an NDA for SnET2 in 2003. However, there can be no assurance that we will receive the remaining $6.0 million under the Debt Agreement, if certain requirements are not met or are not satisfactory to the Lenders, or that we will be able to make our first payment to Pharmacia on June 30, 2003 or again negotiate new payment terms, and there is no guarantee that we will be successful in obtaining additional financing or that financing will available on favorable terms. Our independent auditors, Ernst & Young LLP, have indicated in their report accompanying our December 31, 2002 consolidated financial statements that, based on generally accepted auditing standards, our viability as a going concern is in question.

      We will need additional resources in the near term to complete the NDA filing, to develop our products and to continue our operations. If we do not receive sufficient funding prior to December 2003, and can not extend the debt payment due to Pharmacia into 2004 and are required to pay it on June 30, 2003, we may be forced to significantly reduce or cease operations. The timing and magnitude of our future capital requirements will depend on many factors, including:

     . Our ability to make the $5.0 million, plus interest, payments on the debt due to Pharmacia on the related payment dates of June 30, 2003 and June 4, 2004;
     . Our ability to successfully negotiate new debt repayment terms on our $10.0 million debt plus interest due to Pharmacia if we cannot make the scheduled payments;
     . Our ability to continue our efforts to reduce our use of cash, while continuing to advance programs;
     .   Our ability to meet our obligations under the Debt Agreement;
     .   The viability of SnET2 for future use;
     .   The costs and time involved in preparing an NDA filing;
     .   Our ability to obtain  regulatory  approval  for our NDA when,  and if, filed;
     .   Our  ability to  establish  additional  collaborations  and/or  license
         SnET2;
     .   The cost of performing pre-commercialization activities;
     . Our ability to raise equity financing or use stock awards for employee and consultant compensation;
     .   Our ability to regain our listing status on Nasdaq;

     . The pace of scientific progress and the magnitude of our research and development programs;
     .   The scope and results of preclinical studies and clinical trials;
     . The costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
     .   The costs involved in any potential litigation;
     .   Competing technological and market developments; and
     . Our dependence on others for development and commercialization of our potential products.

      We are actively seeking additional capital needed to fund our operations through corporate collaborations or partnerships, through licensing of SnET2 or new products and through public or private equity or debt financings. No commitments for such corporate collaborations are currently in place. Any inability to obtain additional financing would adversely affect our business and could cause us to significantly scale back or cease operations. If we are successful in obtaining additional equity or convertible debt financing this may result in significant dilution to our stockholders. In addition, any new securities issued may have rights, preferences or privileges senior to those securities held by our current stockholders.

UNDER THE CONTRACT MODIFICATION AND TERMINATION AGREEMENT ENTERED INTO WITH PHARMACIA IN MARCH 2002, OUR OUTSTANDING DEBT TO PHARMACIA OF $10.0 MILLION REMAINS SECURED BY ALL OF OUR ASSETS. THE FIRST $5.0 MILLION WAS DUE ON MARCH 5, 2003 AND HAS BEEN EXTENDED TO JUNE 30, 2003. IF WE BECOME UNABLE TO REPAY OUR BORROWINGS OR ARE UNABLE TO NEGOTIATE NEW DEBT REPAYMENT TERMS OR VIOLATE THE COVENANTS UNDER THIS AGREEMENT, PHARMACIA COULD FORECLOSE ON OUR ASSETS, WHICH WOULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS AND WE MAY BE FORCED TO CEASE OPERATIONS.

      Under the terms of the Contract Modification and Termination Agreement with Pharmacia, who was acquired by Pfizer Inc. on April 16, 2003 and is now a wholly-owned subsidiary of Pfizer Inc., we have outstanding debt to Pharmacia of $10.0 million which is secured by all of our assets. Our first payment was due on our debt to Pharmacia in the amount of $5.0 million, plus interest, on March 5, 2003 and was extended to June 30, 2003. If we cannot make the scheduled payments or are unable to negotiate new terms for the debt repayment with Pharmacia, then Pharmacia can exercise all of its rights to secure all of the collateral under the agreement, which includes all of our assets. There is no guarantee that if we cannot make this payment new debt repayment terms will be timely negotiated, if at all. Our ability to comply with all covenants and to make scheduled payments, early repayments as required or to refinance our debt obligations will depend on our financial and operating performance, which in turn will be subject to prevailing economic conditions and certain financial, business and other factors, including factors that are beyond our control. If our cash flow and capital resources become insufficient to fund our debt service obligations or we otherwise default under the Contract Modification and Termination Agreement, Pharmacia could accelerate the debt and foreclose on our assets. As a result, we could be forced to obtain additional financing at very unfavorable terms or significantly reduce or cease operations.

OUR ABILITY TO CONTINUE TO BORROW $1.0 MILLION PER MONTH THROUGH NOVEMBER 2003 UNDER THE DEBT AGREEMENT ENTERED INTO IN DECEMBER 2002 IS CONTINGENT ON US MEETING CERTAIN OBLIGATIONS. IF THESE OBLIGATIONS ARE NOT MET OR ARE NOT SATISFACTORY TO THE LENDERS, WE MAY BE UNABLE TO BORROW THE FUNDS AS PLANNED AND THIS MAY FORCE US TO SIGNIFICANTLY REDUCE OR CEASE OPERATIONS.

      In December 2002, we entered into a Debt Agreement with a group of private accredited investors, or the Lenders. The $12.0 million Debt Agreement allows us to borrow up to $1.0 million per month, with any unused monthly borrowings to be carried forward. We have borrowed $6.0 million under this agreement through June 4, 2003. The maximum aggregate loan amount is $12.0 million with the last available borrowing in November 2003. The Lenders' obligation to fund each borrowing request is subject to material conditions described in the Debt Agreement. In addition, the Lenders may terminate its obligations under the Debt Agreement if: (i) Miravant has not filed an NDA by March 31, 2003, (ii) such filing has been rejected by the U.S. Food and Drug Administration, or FDA, or
(iii) Miravant, in the reasonable judgment of the Lenders, is not meeting its business objectives. We have received a waiver from the Lenders with regard to the March 31, 2003 NDA filing deadline. This deadline has been extended to the end of the third quarter 2003. However, there is no guarantee we will receive the remaining $6.0 million under this agreement, and if we are unable to borrow the remaining $6.0 million as planned we may be forced to significantly reduce or cease operations.

OUR  EXISTING  LOAN   OBLIGATIONS   TO  PHARMACIA,   OVERALL   CURRENT  MARKET
ENVIRONMENT AND OUR OTC BULLETIN BOARD(R), OR OTCBB, LISTING STATUS WILL MAKE OBTAINING ADDITIONAL FUNDING DIFFICULT.

      Our ability to obtain additional funding by December 31, 2003 to operate our business may be impeded by a number of factors including:

     . We currently owe Pharmacia $10.0 million, and are obligated to pay a portion of net proceeds from any public or private equity financings and/or asset dispositions towards the repayment of the $10.0 million plus accrued interest due to Pharmacia under the Contract Modification and Termination Agreement:
         . If our aggregate net equity financing and/or assets disposition proceeds are less than or equal to $7.0 million, we are not required to make an early repayment towards our Pharmacia debt. As of March 31, 2003, our aggregate equity financings amount to $2.5 million;

         . If our aggregate net equity financing and/or assets disposition proceeds are greater than $7.0 million but less than or equal to $15.0 million, then we are required to apply one-third of the net proceeds from the amount in excess of $7.0 million up to $15.0 million, or a maximum repayment of $2.7 million towards our Pharmacia debt;
         . If our aggregate net equity financing and/or assets disposition proceeds are greater than $15.0 million but less than or equal to $25.0 million, then we are required to apply one-half of the net proceeds from the amount in excess of $15.0 million up to $25.0 million, or a maximum repayment of $7.7 million towards our Pharmacia debt;
         . If our aggregate net equity financing and/or assets disposition proceeds are greater than $25.0 million, then we are required to apply all of the net proceeds from the amount in excess of $25.0 million, or repay the entire $10.0 million plus accrued interest towards our Pharmacia debt; and
         . Any early repayment of our Pharmacia debt applies first to the loan due on June 30, 2003, then to the remaining loan amount due on June 4, 2004;
     . Our Common Stock is currently being traded on the OTCBB and there is no guarantee we will be able to regain our listing status on Nasdaq, in the near term or at all; and
     . As a result of many current economic and political factors, the present market for raising capital is relatively difficult and we may be unable to raise the funding we need timely, if at all, if certain economic and political factors do not improve.

      We will need a substantial amount of funding to further our programs and to complete our planned NDA filing for SnET2 in 2003, and investors may be reluctant to invest in our equity securities if the funds necessary to grow our business are instead used to pay down our existing debt obligations to Pharmacia. Investors may also be reluctant to provide us funds for fear that Pharmacia may foreclose on our assets. The fact that our Common Stock is no longer listed for trading on Nasdaq may also discourage investors or result in a discount on the price that investors may pay for our securities. We will also have to overcome investor concerns about many current economic and political factors. These and other factors may prevent us from obtaining additional financing as required in the near term on favorable terms or at all.

PREPARING AND FILING AN NDA REQUIRES SIGNIFICANT EXPENSES, THE APPROPRIATE PERSONNEL AND ACCESS TO CONSULTANTS AND OTHER RESOURCES AS NEEDED. OUR PLANS TO COMPLETE AN NDA FILING WITH THE FDA FOR SNET2 FOR THE TREATMENT OF AMD IN 2003 IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY RAISE SUBSTANTIAL ADDITIONAL FUNDING, OR ENGAGE A COLLABORATIVE PARTNER, AND TO ENGAGE CONSULTANTS AND PERSONNEL AS NEEDED ALL IN A TIMELY MANNER. IF WE ARE UNABLE TO MEET THESE REQUIREMENTS OUR PLANS TO FILE AN NDA WITH THE FDA MAY BE SIGNIFICANTLY DELAYED OR MAY NOT GET FILED AT ALL.

      In January 2002, Pharmacia, after an analysis of the Phase III AMD clinical data, determined that the clinical data results indicated that SnET2 did not meet the primary efficacy endpoint in the study population, as defined by the clinical trial protocol, and that they would not be filing an NDA with the FDA. In March 2002, we regained the license rights to SnET2 as well as the related data and assets from the Phase III AMD clinical trials from Pharmacia. We completed our own detailed analysis of the clinical data during 2002, including an analysis of the subset groups. In January 2003, based on the results of our analysis and certain discussions with regulatory and FDA consultants, we announced our plans to move forward with an NDA filing for SnET2 for the treatment of AMD. We are currently in the process of preparing the NDA filing and expect to have it completed and filed in 2003. In addition, we are currently seeking a new collaborative partner for PhotoPoint PDT in ophthalmology. The cost of preparing an NDA requires a significant amount of funding and personnel. We will have to engage numerous consultants and clinical research organizations, or CROs, to assist in the preparation of the NDA. Our ability to engage the appropriate CROs and consultants in a timely manner and have them available to us when we need them is costly and may cause delays in the filing of the NDA. Additionally, our ability to raise funding or engage a collaborative partner to assist us in the funding and preparation of the NDA may not be available to us timely or not at all. If we are unable to raise adequate funding, we will likely have to further reduce our funding and development efforts of our other programs and adjust our overall business structure to reduce expenses. If we are unable to file an NDA for SnET2 as a result of funding or other constraints or if the FDA does not accept our filing, this could severely harm our business.

ONCE OUR NDA FOR SNET2 FOR THE TREATMENT OF AMD IS FILED, IF FILED AT ALL, THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO GET APPROVAL FROM THE FDA OR THAT ISSUES UNDERLYING ANY CONTINGENT APPROVAL RECEIVED WILL BE ADEQUATELY AND TIMELY RESOLVED BY US OR THAT SUCH APPROVAL WILL MEET OUR MARKETING AND REVENUE EXPECTATIONS. ADDITIONALLY, WE CAN NOT BE ASSURED THAT WE WILL BE ABLE TO MAINTAIN OUR FAST TRACK DESIGNATION WITH THE FDA BECAUSE OF SUBSEQUENT FDA APPROVALS RECEIVED FOR THE TREATMENT OF AMD TO THIRD PARTIES.

      If we are able to file our NDA for SnET2 for the treatment of AMD, there can be no guarantee the we will be able to get an approval from the FDA or that we will be able to resolve any issues or contingent requirements requested by the FDA. For instance, the FDA may require follow-up clinical or pre-clinical studies prior to final approval, which may be costly and may cause a significant delay in the timing of receiving FDA approval. If the FDA does approve this NDA, the approved label claims could be for a limited market, resulting in smaller than expected markets and revenue. Additionally, we received a fast track designation on our clinical program in 1998 primarily due to the lack of an existing approved treatment for AMD. Subsequently, there has been an approval by the FDA for the treatment of a specific portion of the AMD disease thus there can be no guarantee that we will be able to maintain our fast track designation, and related benefits, from the FDA which may further delay the timing of a potential FDA approval. Any delay in receiving FDA approval further limits our ability to begin market commercialization and harms our on-going funding requirements and our business.

THE CURRENT TRADING PRICE OF OUR COMMON STOCK, OUR MARKET CAPITALIZATION AND THE AMOUNT OF OUR STOCKHOLDER'S EQUITY AND NET TANGIBLE ASSETS, HAS RESULTED IN OUR SHARES BEING DELISTED FROM TRADING ON NASDAQ. AS A RESULT OF BEING DELISTED FROM NASDAQ, OUR ABILITY TO RAISE ADDITIONAL CAPITAL MAY BE LIMITED OR IMPAIRED.

      We were delisted by Nasdaq on July 11, 2002 and our Common Stock began trading on the OTCBB effective as of the opening of business on July 12, 2002. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. OTCBB securities are traded by a community of market makers that enter quotes and trade reports. Our Common Stock trades under the ticker symbol MRVT and can be viewed at www.otcbb.com. Our management continues to review our ability to regain our listing status with Nasdaq, however, there are no guarantees we will be able to raise the additional capital needed or to increase the current trading price of our Common Stock to allow us to meet the relisting requirements for the Nasdaq National Market or the Nasdaq Small Cap Market on a timely basis, if at all, and there is no guarantee that Nasdaq would approve our relisting request even if we met all the listing requirements.

OUR FINANCIAL CONDITION AND COST REDUCTION EFFORTS COULD RESULT IN DECREASED EMPLOYEE MORALE AND LOSS OF EMPLOYEES AND CONSULTANTS CRITICAL TO OUR SUCCESS.

      Our success in the future will depend in large part on our ability to attract and retain highly qualified scientific, management and other personnel and to develop and maintain relationships with leading research institutions and consultants. We are highly dependent upon principal members of our management, key employees, scientific staff and consultants, which we may retain from time to time. We currently have limited cash and capital resources and our ability to raise funds is questionable causing our business outlook to be uncertain. Additionally, due to our ongoing limited cash balances, we try to utilize stock options and stock awards as a key component of short-term and long-term compensation. However, given that our current stock options outstanding are significantly de-valued, the current value of our stock is low and the uncertainty of our long-term prospects, our ability to use stock options and stock awards as compensation may be limited. These measures, along with our financial condition may cause employees to question our long-term viability and increase our turnover. These factors may also result in reduced productivity and a decrease in employee morale causing our business to suffer. We do not have insurance providing us with benefits in the event of the loss of key personnel. Our consultants may be affiliated with or employed by others, and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

IF WE ARE NOT ABLE TO MAINTAIN AND SUCCESSFULLY ESTABLISH NEW COLLABORATIVE AND LICENSING ARRANGEMENTS WITH OTHERS, OUR BUSINESS WILL BE HARMED.

      Our business model is based on establishing collaborative relationships with other parties both to license compounds upon which our products and technologies are based and to manufacture, market and sell our products. As a development company we must have access to compounds and technologies to license for further development. For example, we are party to a License Agreement with the University of Toledo, the Medical College of Ohio and St. Vincent Medical Center, of Toledo, Ohio, collectively referred to as Toledo, to license or sublicense certain photoselective compounds, including SnET2. Similarly, we must also establish relationships with suppliers and manufacturers to build our medical devices and to manufacture our compounds. We have partnered with Iridex for the manufacture of certain light sources and have entered into an agreement with Fresenius for supply of the final dose formulation of SnET2. Due to the expense of the drug approval process it is critical for us to have relationships with established pharmaceutical companies to offset some of our development costs in exchange for a combination of manufacturing, marketing and distribution rights. We formerly had a significant relationship with Pharmacia for the development of SnET2 for the treatment of AMD, which was terminated in March 2002. To further develop SnET2 for AMD or other indications it is essential that we establish a new collaborative relationship with another party.

      We are currently at various stages of discussions with various companies regarding the establishment of new collaborations. If we are not successful in establishing new collaborative partners for the potential development of SnET2 or our other molecules, we may not be able to pursue further development of such drugs and/or may have to reduce or cease our current development programs, which would materially harm our business. Even if we are successful in establishing new collaborations, they are subject to numerous risks and uncertainties including the following:

     .   Our ability to negotiate acceptable collaborative arrangements;
     . Future or existing collaborative arrangements may not be successful or may not result in products that are marketed or sold;
     . Collaborative partners are free to pursue alternative technologies or products either on their own or with others, including our competitors, for the diseases targeted by our programs and products;

     . Our partners may fail to fulfill their contractual obligations or terminate the relationships described above, and we may be required to seek other partners, or expend substantial resources to pursue these activities independently. These efforts may not be successful; and
     . Our ability to manage, interact and coordinate our timelines and objectives with our strategic partners may not be successful.

ALL OF OUR PRODUCTS, EXCEPT SNET2 AND MV9411, ARE IN AN EARLY STAGE OF DEVELOPMENT AND ALL OF OUR PRODUCTS, INCLUDING SNET2 AND MV9411, MAY NEVER BE SUCCESSFULLY COMMERCIALIZED.

      Our products, except SnET2 and MV9411, are at an early stage of development and our ability to successfully commercialize these products, including SnET2 and MV9411, is dependent upon:

     . Successfully completing our research or product development efforts or those of our collaborative partners;
     .   Successfully   transforming  our  drugs  or  devices   currently  under
         development into marketable products;
     .   Obtaining the required regulatory approvals;
     . Manufacturing our products at an acceptable cost and with appropriate quality;
     .   Favorable  acceptance  of  any  products  marketed;  and
     .   Successful marketing and sales efforts of our corporate partner(s).

      We may not be successful in achieving any of the above, and if we are not successful, our business, financial condition and operating results would be adversely affected. The time frame necessary to achieve these goals for any individual product is long and uncertain. Most of our products currently under development will require significant additional research and development and preclinical studies and clinical trials, and all will require regulatory approval prior to commercialization. The likelihood of our success must be considered in light of these and other problems, expenses, difficulties, complications and delays.

OUR PRODUCTS, INCLUDING SNET2 AND MV9411, MAY NOT SUCCESSFULLY COMPLETE THE CLINICAL TRIAL PROCESS AND WE MAY BE UNABLE TO PROVE THAT OUR PRODUCTS ARE SAFE AND EFFICACIOUS.

      All of our drug and device products currently under development will require extensive preclinical studies and/or clinical trials prior to regulatory approval for commercial use, which is a lengthy and expensive process. None of our products, except SnET2, have completed testing for efficacy or safety in humans. Some of the risks and uncertainties related to safety and efficacy testing and the completion of preclinical studies and clinical trials include:

     . Our ability to demonstrate to the FDA that our products are safe and efficacious;
     .   Our products may not be as efficacious as our competitors products;
     . Our ability to successfully complete the testing for any of our compounds within any specified time period, if at all;
     . Clinical outcomes reported may change as a result of the continuing evaluation of patients;
     . Data obtained from preclinical studies and clinical trials are subject to varying interpretations which can delay, limit or prevent approval by the FDA or other regulatory authorities;
     . Problems in research and development, preclinical studies or clinical trials that will cause us to delay, suspend or cancel clinical trials; and
     . As a result of changing economic considerations, competitive or new technological developments, market approvals or changes, clinical or regulatory conditions, or clinical trial results, our focus may shift to other indications, or we may determine not to further pursue one or more of the indications currently being pursued.

      Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from future preclinical studies and clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies like us, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

      In collaboration with Pharmacia, in December 2001, we completed two Phase III ophthalmology clinical trials for the treatment of AMD with our lead drug candidate, SnET2. In January 2002, Pharmacia, after an analysis of the Phase III AMD clinical data, determined that the clinical data results indicated that SnET2 did not meet the primary efficacy endpoint in the study population, as defined by the clinical trial protocol, and that they would not be filing an NDA with the FDA. In March 2002, we regained the license rights to SnET2 as well as the related data and assets from the Phase III AMD clinical trials from Pharmacia. We completed our own detailed analysis of the clinical data during 2002, including an analysis of the subset groups. In January 2003, based on the results of our analysis and discussions with regulatory and FDA consultants, we announced our plans to move forward with an NDA filing for SnET2 for the treatment of AMD. We are currently in the process of preparing the NDA filing and expect to have it completed and filed in 2003. In addition, we have terminated our license collaboration with Pharmacia, and are currently seeking a new collaborative partner for PhotoPoint PDT in ophthalmology. If we are unable to file an NDA for SnET2 as a result of funding or other constraints or if our filing is not accepted by the FDA, this could adversely affect our funding and development efforts for our other programs and severely harm our business.

      Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory approval of the potential product and would materially harm our business.

WE HAVE A HISTORY OF SIGNIFICANT OPERATING LOSSES AND EXPECT TO CONTINUE TO HAVE LOSSES IN THE FUTURE, WHICH MAY FLUCTUATE SIGNIFICANTLY. WE MAY NEVER ACHIEVE PROFITABILITY OR BE ABLE TO MAINTAIN PROFITABILITY.

      We have incurred significant losses since our inception in 1989 and, as of March 31, 2003, had an accumulated deficit of approximately $192.9 million. We expect to continue to incur significant, and possibly increasing, operating losses over the next few years. Although we continue to incur costs for research and development, preclinical studies, clinical trials and general corporate activities, we have currently implemented a cost restructuring program which we expect will help to reduce our overall costs. Our ability to achieve sustained profitability depends upon our ability, alone or with others, to receive regulatory approval on our NDA filing for SnET2 in AMD, to successfully complete the development of our proposed products, obtain the required regulatory clearances and manufacture and market our proposed products. No revenues have been generated from commercial sales of SnET2 and only limited revenues have been generated from sales of our devices. Our ability to achieve significant levels of revenues within the next few years is dependent on our ability to establish a corporate partner collaboration and/or license SnET2 and the timing of receiving regulatory approval, if at all, for SnET2 in AMD. Our revenues to date have consisted of license reimbursements, grants awarded, royalties on our devices, SnET2 bulk active pharmaceutical ingredient, or bulk API sales, milestone payments, payments for our devices, and interest income. We do not expect any significant revenues until we have established a collaborative partnering agreement, receive regulatory approval and commence commercial sales.

THE PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

      From time to time and in particular during the year ended December 31, 2002, the price of our Common Stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. From January 1, 2002 to May 12, 2003, our Common Stock price, per Nasdaq and OTCBB closing prices, has ranged from a high of $9.90 to a low of $0.25.

      The market prices for our Common Stock, and the securities of emerging pharmaceutical and medical device companies, have historically been highly volatile and subject to extreme price fluctuations, which may reduce the market price of the Common Stock. Extreme price fluctuations could be the result of the following:

     .   Our ability to successfully file an NDA for SnET2;
     . Our ability to continue to borrow monthly under the Debt Agreement through November 2003;
     . Our ability to make the $5.0 million, plus interest, payments on the debt due to Pharmacia on the related payment dates of June 30, 2003 and June 4, 2004;
     . Our ability to successfully negotiate new debt repayment terms on our $10.0 million debt plus interest due to Pharmacia if we cannot make the scheduled payments;
     . Announcements concerning Miravant or our collaborators, competitors or industry;
     . Our ability to successfully establish new collaborations and/or license SnET2;
     . The results of the FDA review of our intended NDA filing, when and if it is filed;
     . The results of our testing, technological innovations or new commercial products;
     . The results of preclinical studies and clinical trials by us or our competitors;
     .   Technological innovations or new therapeutic products;
     .   Our ability to regain our listing status on Nasdaq;
     . Public concern as to the safety, efficacy or marketability of products developed by us or others;
     .   Comments by securities analysts;
     .   The achievement of or failure to achieve certain milestones;
     .   Litigation,  such as from stockholder  lawsuits or patent infringement;
         and
     . Governmental regulations, rules and orders, or developments concerning safety of our products.

      In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many emerging pharmaceutical and medical device companies for reasons frequently unrelated or disproportionate to the performance of the specific companies. If these broad market fluctuations cause the trading price of our Common Stock to decline further, we may be unable to obtain additional capital that we may need through public or private financing activities and our stock may not be relisted on Nasdaq further exacerbating our ability to raise funds and limiting your ability to sell your shares. Because outside financing is critical to our future success, large fluctuations in our share price that harm our financing activities could cause us to significantly alter our business plans or cease operations altogether.

WE RELY ON THIRD PARTIES TO CONDUCT CLINICAL TRIALS ON OUR PRODUCTS, AND IF THESE RESOURCES FAIL, OUR ABILITY TO SUCCESSFULLY COMPLETE CLINICAL TRIALS WILL BE ADVERSELY AFFECTED AND OUR BUSINESS WILL SUFFER.

      To date, we have limited experience in conducting clinical trials. We had relied on Pharmacia, our former corporate partner, and Inveresk, Inc., formerly ClinTrials Research, Inc., a CRO, for our Phase III AMD clinical trials and we rely on a contract research organization for our Phase II dermatology clinical trials. We will either need to rely on third parties, including our collaborative partners, to design and conduct any required clinical trials or expend resources to hire additional personnel or engage outside consultants or contract research organizations to administer current and future clinical trials. We may not be able to find appropriate third parties to design and conduct clinical trials or we may not have the resources to administer clinical trials in-house. The failure to have adequate resources for conducting and managing clinical trials will have a negative impact on our ability to develop marketable products and would harm our business. Other CROs may be available in the event that our current CROs fail; however there is no guarantee that we would be able to engage another organization in a timely manner, if at all. This could cause delays in our clinical trials and our development programs, which could materially harm our business.

WE RELY ON PATIENT ENROLLMENT TO CONDUCT CLINICAL TRIALS, AND OUR INABILITY TO CONTINUE TO ATTRACT PATIENTS TO PARTICIPATE WILL HAVE A NEGATIVE IMPACT ON OUR CLINICAL TRIAL RESULTS.

      Our ability to complete clinical trials is dependent upon the rate of patient enrollment. Patient enrollment is a function of many factors including:

     .   The nature of our clinical trial protocols;
     .   Existence of competing protocols or treatments;
     .   Size and longevity of the target patient population;
     .   Proximity of patients to clinical sites; and
     .   Eligibility criteria for the clinical trials.

      A specific concern for potential future AMD clinical trials, if any, is that there currently is an approved treatment for AMD and patients enrolled in future AMD clinical trials, if any, may choose to drop out of the trial or pursue alternative treatments. This could result in delays or incomplete clinical trial data.

      We cannot assure that we will obtain or maintain adequate levels of patient enrollment in current or future clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could result in slower introduction of our potential products, a reduction in our revenues and may prevent us from becoming profitable. In addition, the FDA may suspend clinical trials at any time if, among other reasons, it concludes that patients participating in such trials are being exposed to unacceptable health risks. Failure to obtain and keep patients in our clinical trials will delay or completely impede test results, which will negatively impact the development of our products and prevent us from becoming profitable.

WE MAY FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR PATENTS AND OUR PROPRIETARY TECHNOLOGY, WHICH WILL MAKE IT EASIER FOR OTHERS TO MISAPPROPRIATE OUR TECHNOLOGY AND INHIBIT OUR ABILITY TO BE COMPETITIVE.

      Our success will depend, in part, on our and our licensors' ability to obtain, assert and defend our patents, protect trade secrets and operate without infringing the proprietary rights of others. The exclusive license relating to various drug compounds, including our leading drug candidate SnET2, may become non-exclusive if we fail to satisfy certain development and commercialization objectives. The termination or restriction of our rights under this or other licenses for any reason would likely reduce our future income, increase our costs and limit our ability to develop additional products. Although we believe we should be able to achieve such objectives, we may not be successful.

      The patent position of pharmaceutical and medical device firms generally is highly uncertain. Some of the risks and uncertainties include:

     . The patent applications owned by or licensed to us may not result in issued patents;
     . Our issued patents may not provide us with proprietary protection or competitive advantages;
     .   Our issued patents may be infringed upon or designed around by others;
     . Our issued patents may be challenged by others and held to be invalid or unenforceable;
     . The patents of others may prohibit us from developing our products as planned; and
     .   Significant time and funds may be necessary to defend our patents.

      We are aware that our competitors and others have been issued patents relating to photodynamic therapy. In addition, our competitors and others may have been issued patents or filed patent applications relating to other potentially competitive products of which we are not aware. Further, our competitors and others may in the future file applications for, or otherwise obtain proprietary rights to, such products. These existing or future patents, applications or rights may conflict with our or our licensors' patents or applications. Such conflicts could result in a rejection of our or our licensors' applications or the invalidation of the patents.

      Further exposure could arise from the following risks and uncertainties:

     . We do not have contractual indemnification rights against the licensors of the various drug patents;
     . We may be required to obtain licenses under dominating or conflicting patents or other proprietary rights of others;
     . Such licenses may not be made available on terms acceptable to us, if at all; and
     . If we do not obtain such licenses, we could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

      We also seek to protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. These agreements could be breached and we may not have adequate remedies for any breach.

      The occurrence of any of these events described above could harm our competitive position. If such conflicts occur, or if we believe that such products may infringe on our proprietary rights, we may pursue litigation or other proceedings, or may be required to defend against such litigation. We may not be successful in any such proceeding. Litigation and other proceedings are expensive and time consuming, regardless of whether we prevail. This can result in the diversion of substantial financial, managerial and other resources from other activities. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related research and development activities or product sales.

WE HAVE LIMITED MANUFACTURING AND MARKETING CAPABILITY AND EXPERIENCE AND THUS RELY HEAVILY UPON THIRD PARTIES. IF WE ARE UNABLE TO MAINTAIN AND DEVELOP OUR PAST MANUFACTURING CAPABILITY, OR IF WE ARE UNABLE TO FIND SUITABLE THIRD PARTY MANUFACTURERS, OUR OPERATING RESULTS COULD SUFFER AND WE MAY ENCOUNTER DELAYS IN CONNECTION WITH OUR PLANNED NDA FILING AND APPROVAL.

      Prior to our being able to supply drugs for commercial use, our manufacturing facilities must comply with Good Manufacturing Practices, or GMPs. In addition, if we elect to outsource manufacturing to third-party manufacturers, these facilities also have to satisfy GMP and FDA manufacturing requirements. To be successful, our products must be manufactured in commercial quantities under current GMPs and must be at acceptable costs. Although we intend to manufacture drugs and devices at clinical manufacturing levels, we have not yet manufactured any products under GMPs which can be released for commercial use, and we have limited experience in manufacturing in commercial quantities. We were licensed by the State of California to manufacture bulk API at one of our Santa Barbara, California facilities for clinical trial and other use. This particular manufacturing facility was shut down in 2002 and is currently being reconstructed in our existing operating facility. We expect to have the manufacturing facility at the new location operational in 2003, pending any required regulatory approvals by the State of California and federal regulatory agencies.

      In the original manufacturing facility, we have manufactured bulk API, the process up to the final formulation and packaging step for SnET2. We believe the quantities we have manufactured and have in inventory are enough to support an initial commercial launch of SnET2, though there can be no assurance that SnET2 and our new manufacturing facility will be approved by the FDA or that if such approval is received, the existing commercial bulk API inventory will be approved for commercial use. We also have the ability to manufacture light producing devices and light delivery devices, and conduct other production and testing activities to support current clinical programs, at this location. However, we have limited capabilities, personnel and experience in the manufacture of finished drug product, and at commercial levels light producing and light delivery devices and utilize outside suppliers, contracted or otherwise, for certain materials and services related to our manufacturing activities.

      We currently have the capacity, in conjunction with our manufacturing suppliers Fresenius and Iridex, to manufacture products at certain commercial levels and we believe we will be able to do so under GMPs with subsequent FDA approval. If we receive an FDA or other regulatory approval, we may need to expand our manufacturing capabilities and/or depend on our collaborators, licensees or contract manufacturers for the expanded commercial manufacture of our products. If we expand our manufacturing capabilities, we will need to expend substantial funds, hire and retain significant additional personnel and comply with extensive regulations. We may not be able to expand successfully or we may be unable to manufacture products in increased commercial quantities for sale at competitive prices. Further, we may not be able to enter into future manufacturing arrangements with collaborators, licensees, or contract manufacturers on acceptable terms or at all. If we are not able to expand our manufacturing capabilities or enter into additional commercial manufacturing agreements, our commercial product sales, as well as our overall business growth

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

could be limited, which in turn could prevent us from becoming profitable or viable as a business. We are currently the sole manufacturer of bulk API for SnET2, Fresenius is the sole manufacturer of the final dose formulation of SnET2 and Iridex is currently the sole supplier of the light producing devices used in our AMD clinical trials. All currently have commercial quantity capabilities. At this time, we have no readily available back-up manufacturers to produce the bulk API for SnET2, or the final formulation of SnET2 at commercial levels or back-up suppliers of the light producing devices. If Fresenius could no longer manufacture for us or Iridex was unable to supply us with devices, we could experience significant delays in production or may be unable to find a suitable replacement, which would reduce our revenues and harm our ability to commercialize our products and become profitable.

WE HAVE LIMITED MARKETING CAPABILITY AND EXPERIENCE AND THUS RELY HEAVILY UPON THIRD PARTIES IN THIS REGARD.

      We have no direct experience in marketing, distributing and selling our pharmaceutical or medical device products. We will need to develop a sales force or rely on our collaborators or licensees or make arrangements with others to provide for the marketing, distribution and sale of our products. We currently intend to rely on Iridex for any medical device needs for the AMD program. Our marketing, distribution and sales capabilities or current or future arrangements with third parties for such activities may not be adequate for the successful commercialization of our products.

OUR PRODUCTS MAY EXHIBIT ADVERSE SIDE EFFECTS THAT PREVENT THEIR WIDESPREAD ADOPTION OR THAT NECESSITATE WITHDRAWAL FROM THE MARKET.

      Our PhotoPoint PDT drug and device products may exhibit undesirable and unintended side effects that may prevent or limit their commercial adoption and use. One such side effect upon the adoption of our PhotoPoint PDT drug and device products as potential therapeutic agents may be a period of photosensitivity for a certain period of time after receiving PhotoPoint PDT. This period of photosensitivity is generally dose dependent and typically declines over time. Even upon receiving approval by the FDA and other regulatory authorities, our products may later exhibit adverse side effects that prevent widespread use or necessitate withdrawal from the market. The manifestation of such side effects could cause our business to suffer.

ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM OUR BUSINESS.

      Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

     . The establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products and diagnostic and/or imaging techniques. For example, if we are able to eventually obtain approval of our drugs and devices to treat cardiac restenosis we will have to demonstrate and gain market acceptance of this as a method of treatment over use of drug coated stents and other restenosis treatment options;
     . Pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators; and
     . The possibility that physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

      If our products are not accepted due to these or other factors our business will not develop as planned and may be harmed.

OUR ABILITY TO ESTABLISH AND MAINTAIN AGREEMENTS WITH OUTSIDE SUPPLIERS MAY NOT BE SUCCESSFUL AND OUR FAILURE TO DO SO COULD ADVERSELY AFFECT OUR BUSINESS.

      We depend on outside suppliers for certain raw materials and components for our products. Although most of our raw materials and components are available from various sources, such raw materials or components may not continue to be available to our standards or on acceptable terms, if at all, and alternative suppliers may not be available to us on acceptable terms, if at all. Further, we may not be able to adequately produce needed materials or components in-house. We are currently dependent on single, contracted sources for certain key materials or services used by us in our drug development, light producing and light delivery device development and production operations. We are seeking to establish relationships with additional suppliers, however, we may not be successful in doing so and may encounter delays or other problems. If we are unable to produce our potential products in a timely manner, or at all, our sales would decline, our development activities could be delayed or cease and as a result we may never achieve profitability.

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

WE MAY NOT HAVE ADEQUATE PROTECTION AGAINST PRODUCT LIABILITY OR RECALL, WHICH COULD SUBJECT US TO LIABILITY CLAIMS THAT COULD MATERIALLY HARM OUR BUSINESS.

      The testing, manufacture, marketing and sale of human pharmaceutical products and medical devices entails significant inherent, industry-wide risks of allegations of product liability. The use of our products in clinical trials and the sale of our products may expose us to liability claims. These claims could be made directly by patients or consumers, or by companies, institutions or others using or selling our products. The following are some of the risks related to liability and recall:

     . We are subject to the inherent risk that a governmental authority or third party may require the recall of one or more of our products;
     . We have not obtained product liability insurance that would cover a claim relating to the clinical or commercial use or recall of our products;
     . In the absence of product liability insurance, claims made against us or a product recall could result in our being exposed to large damages and expenses;
     . If we obtain product liability insurance coverage in the future, this coverage may not be available at a reasonable cost and in amounts sufficient to protect us against claims that could cause us to pay large amounts in damages; and
     . Liability claims relating to our products or a product recall could negatively affect our ability to obtain or maintain regulatory approval for our products.

      We currently do not expect to obtain product liability insurance until we have an approved product and begin distributing the product for commercial use. We plan to obtain product liability insurance to cover our indemnification obligations to Iridex for third party claims relating to any of our potential negligent acts or omissions involving our SnET2 drug technology or PhotoPoint PDT light device technology. A successful product liability claim could result in monetary or other damages that could harm our business, financial condition and additionally cause us to cease operations.

OUR BUSINESS COULD SUFFER IF WE ARE UNSUCCESSFUL IN INTEGRATING BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES.

      We may expand our operations and market presence by entering into business combinations, joint ventures or other strategic alliances with other companies. These transactions create risks, such as the difficulty assimilating the operations, technology and personnel of the combined companies; the disruption of our ongoing business, including loss of management focus on existing businesses and other market developments; problems retaining key technical and managerial personnel; expenses associated with the amortization of goodwill and other purchased intangible assets; additional operating losses and expenses of acquired businesses; the impairment of relationships with existing employees, customers and business partners; and, additional losses from any equity investments we might make.

      We may not succeed in addressing these risks, and we may not be able to make business combinations and strategic investments on terms that are acceptable to us. In addition, any businesses we may acquire may incur operating losses.

WE RELY ON THE AVAILABILITY OF CERTAIN UNPROTECTED INTELLECTUAL PROPERTY RIGHTS, AND IF ACCESS TO SUCH RIGHTS BECOMES UNAVAILABLE, OUR BUSINESS COULD SUFFER.

      Our trade secrets may become known or be independently discovered by competitors. Furthermore, inventions or processes discovered by our employees will not necessarily become our property and may remain the property of such persons or others.

      In addition, certain research activities relating to the development of certain patents owned by or licensed to us were funded, in part, by agencies of the United States Government. When the United States Government participates in research activities, it retains certain rights that include the right to use the resulting patents for government purposes under a royalty-free license.

      We also rely upon unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets and know-how.

      In the event that the intellectual property we do or will rely on becomes unavailable, our ability to be competitive will be impeded and our business will suffer.

EFFECTING A CHANGE OF CONTROL OF MIRAVANT WOULD BE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

      Our Board of Directors has adopted a Preferred Stockholder Rights Plan, or Rights Plan. The Rights Plan may have the effect of delaying, deterring, or preventing changes in our management or control of Miravant, which may discourage potential acquirers who otherwise might wish to acquire us without the consent of the Board of Directors. Under the Rights Plan, if a person or group acquires 20% or more of our Common Stock, all holders of rights (other than the acquiring stockholder) may, upon payment of the purchase price then in effect, purchase Common Stock having a value of twice the purchase price. In April 2001, the Rights Plan was amended to increase the trigger percentage from 20% to 25% as it applies to Pharmacia and excluded shares acquired by Pharmacia

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

in connection with our 2001 Credit Agreement with Pharmacia, and from the exercise of warrants held by Pharmacia. In the event that we are involved in a merger or other similar transaction where we are not the surviving corporation, all holders of rights (other than the acquiring stockholder) shall be entitled, upon payment of the then in effect purchase price, to purchase Common Stock of the surviving corporation having a value of twice the purchase price. The rights will expire on July 31, 2010, unless previously redeemed.

OUR CHARTER AND BYLAWS CONTAIN PROVISIONS THAT MAY PREVENT TRANSACTIONS THAT COULD BE BENEFICIAL TO STOCKHOLDERS.

      Our charter and bylaws restrict certain actions by our stockholders. For example:

     . Our stockholders can act at a duly called annual or special meeting but they may not act by written consent;
     . Special meetings can only be called by our chief executive officer, president, or secretary at the written request of a majority of our Board of Directors; and
     .   Stockholders  also must give  advance  notice to the  secretary  of any nominations for director or other business to be brought by stockholders at any stockholders' meeting.

      Some of these restrictions can only be amended by a super-majority vote of members of the Board and/or the stockholders. These and other provisions of our charter and bylaws, as well as certain provisions of Delaware law, could prevent changes in our management and discourage, delay or prevent a merger, tender offer or proxy contest, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our Common Stock.

      In addition, our charter authorizes our Board of Directors to issue shares of undesignated preferred stock without stockholder approval on terms that the Board may determine. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to our other stockholders or otherwise adversely affect their rights and powers, including voting rights. Moreover, the issuance of preferred stock may make it more difficult or may discourage another party from acquiring voting control of us.

BUSINESS INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

      Our operations are vulnerable to interruption in the event of war, terrorism, fire, earthquake, power loss, floods, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities are all located in the state of California and were subject to electricity blackouts as a consequence of a shortage of available electrical power. There is no guarantee that this electricity shortage has been permanently resolved, as such, we may again in the future experience unexpected blackouts. Though we do have back-up electrical generation systems in place, they are for use for a limited time and in the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In addition, we may not carry adequate business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could be substantial.


                          RISKS RELATED TO OUR INDUSTRY

WE ARE  SUBJECT TO  UNCERTAINTIES  REGARDING  HEALTH  CARE  REIMBURSEMENT  AND
REFORM.

      Our products may not be covered by the various health care providers and third party payors. If they are not covered, our products may not be purchased or sold as expected. Our ability to commercialize our products successfully will depend, in part, on the extent to which reimbursement for these products and related treatment will be available from government health administration authorities, private health insurers, managed care entities and other organizations. These payers are increasingly challenging the price of medical products and services and establishing protocols and formularies, which effectively limit physicians' ability to select products and procedures.
Uncertainty exists as to the reimbursement status of health care products, especially innovative technologies. Additionally, reimbursement coverage, if available, may not be adequate to enable us to achieve market acceptance of our products or to maintain price levels sufficient for realization of an appropriate return on our products.

      The efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect our business and financial condition as a biotechnology company. In foreign markets, pricing or profitability of medical products and services may be subject to government control. In the United States, we expect that there will continue to be federal and state proposals for government control of pricing and profitability. In addition, increasing emphasis on managed healthcare has increased pressure on pricing of medical products and will continue to do so. These cost controls may prevent us from selling our potential products profitability, may reduce our revenues and may affect our ability to raise additional capital.

      In addition, cost control initiatives could adversely affect our business in a number of ways, including:

     . Decreasing the price we, or any of our partners or licensees, receive for any of our products;
     .   Preventing   the  recovery  of  development   costs,   which  could  be
         substantial; and
     .   Minimizing profit margins.

      Further, our commercialization strategy depends on our collaborators. As a result, our ability to commercialize our products and realize royalties may be hindered if cost control initiatives adversely affect our collaborators.

FAILURE TO OBTAIN PRODUCT APPROVALS OR COMPLY WITH ONGOING GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

      The production and marketing of our products and our ongoing research and development, preclinical studies and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities in the United States, including the FDA, and in other countries. All drugs and most medical devices we develop must undergo rigorous preclinical studies and clinical trials and an extensive regulatory approval process administered by the FDA under the Food, Drug and Cosmetic Act, or FDC Act, and comparable foreign authorities, before they can be marketed. These processes involve substantial cost and can often take many years. We have limited experience in, and limited resources available for regulatory activities and we rely on our collaborators and outside consultants. Failure to comply with the applicable regulatory requirements can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. To date, none of our product candidates being developed have been submitted for approval or have been approved by the FDA or any other regulatory authority for marketing.

      Some of the risks and uncertainties relating to United States Government regulation include:

     . Delays in obtaining approval or rejections due to regulatory review of each submitted new drug, device or combination drug/device application or product license application, as well as changes in regulatory policy during the period of product development;
     . If regulatory approval of a product is granted, such approval may entail limitations on the uses for which the product may be marketed;
     . If regulatory approval is obtained, the product, our manufacturer and the manufacturing facilities are subject to continual review and periodic inspections;
     . If regulatory approval is obtained, such approval may be conditional on the satisfaction of the completion of clinical trials or require additional clinical trials;
     . Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and litigation; and
     . Photodynamic therapy products have been categorized by the FDA as combination drug-device products. If current or future photodynamic therapy products do not continue to be categorized for regulatory purposes as combination products, then:

            - The FDA may require  separate drug and device  submissions;  and
            - The FDA may require separate approval by regulatory authorities.

      Some  of  the  risks  and  uncertainties  of  international   governmental
regulation include:

     . Foreign regulatory requirements governing testing, development, marketing, licensing, pricing and/or distribution of drugs and devices in other countries;
     . Our drug products may not qualify for the centralized review procedure or we may not be able to obtain a national market application that will be accepted by other European Union, or EU, member states;
     . Our devices must also meet the new Medical Device Directive effective in Europe in 1998. The Directive requires that our manufacturing quality assurance systems and compliance with technical essential requirements be certified with a CE Mark authorized by a registered notified body of an EU member state prior to free sale in the EU; and
     . Registration and approval of a photodynamic therapy product in other countries, such as Japan, may include additional procedures and requirements, preclinical and clinical studies, and may require the assistance of native corporate partners.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID CHANGES IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES THAT COULD MAKE SOME OR ALL OF OUR PRODUCTS NON-COMPETITIVE OR OBSOLETE. COMPETING PRODUCTS AND TECHNOLOGIES MAY MAKE SOME OR ALL OF OUR PROGRAMS OR POTENTIAL PRODUCTS NONCOMPETITIVE OR OBSOLETE.

      Our  industry  is  subject  to  rapid,   unpredictable   and   significant
technological change. Competition is intense. Well-known pharmaceutical, biotechnology, device and chemical companies are marketing well-established therapies for the treatment of AMD. Doctors may prefer familiar methods that they are comfortable using rather than try our products. Many companies are also seeking to develop new products and technologies for medical conditions for which we are developing treatments. Our competitors may succeed in developing products that are safer or more effective than ours and in obtaining regulatory marketing approval of future products before we do. We anticipate that we will face increased competition as new companies enter our markets and as the scientific development of PhotoPoint PDT evolves.

      We  expect  that  our  principal   methods  of   competition   with  other
photodynamic therapy companies will be based upon such factors as:

     .   The ease of administration of our photodynamic therapy;
     .   The degree of generalized skin sensitivity to light;
     .   The number of required doses;
     .   The safety and efficacy profile;
     .   The  selectivity  of our  drug  for the  target  lesion  or  tissue  of interest;
     .   The type, cost and price of our light systems;
     .   The cost and price of our drug; and
     . The amount reimbursed for the drug and device treatment by third-party payors.

      We cannot give any assurance that new drugs or future developments in photodynamic therapy or in other drug technologies will not harm our business. Increased competition could result in:

     .   Price reductions;
     .   Lower levels of third-party reimbursements;
     .   Failure to achieve market acceptance; and
     .   Loss of market share.

      Any of the above could have an adverse effect on our business. Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technology obsolete.

WE  FACE  INTENSE   COMPETITION  AND  OUR  FAILURE  TO  COMPETE   EFFECTIVELY,
PARTICULARLY AGAINST LARGER, MORE ESTABLISHED PHARMACEUTICAL AND MEDICAL DEVICE COMPANIES, WILL CAUSE OUR BUSINESS TO SUFFER.

      Many of our competitors have substantially greater financial, technical and human resources than we do, and may also have substantially greater experience in developing products, conducting preclinical studies or clinical trials, obtaining regulatory approvals and manufacturing and marketing and distribution. Further, our competitive position could be harmed by the establishment of patent protection by our competitors. The existing competitors or other companies may succeed in developing technologies and products that are more safe, effective or affordable than those being developed by us or that would render our technology and products less competitive or obsolete.

      We are aware that other companies are marketing or developing certain products to prevent, diagnose or treat diseases for which we are developing PhotoPoint PDT. These products, as well as others of which we may not be aware, may adversely affect the existing or future market for our products. Competitive products may include, but are not limited to, drugs such as those designed to inhibit angiogenesis or otherwise target new blood vessels, certain medical devices, such as drug-eluting stents and other photodynamic therapy treatments.

      We are aware of various competitors involved in the photodynamic therapy sector. We understand that these companies are conducting preclinical studies and/or clinical trials in various countries and for a variety of disease indications. Our direct competitors in our sector include QLT Inc., or QLT, DUSA Pharmaceuticals, or DUSA, Axcan Pharmaceuticals, or Axcan, and Pharmacyclics. QLT's drug Visudyne has received marketing approval in the United States and certain other countries for the treatment of AMD and has been commercialized by Novartis. Axcan and DUSA have photodynamic therapy drugs, both of which have received marketing approval in the United States - Photofrin(R) (Axcan) for the treatment of certain oncology indications and Levulan(R) (DUSA Pharmaceuticals) for the treatment of actinic keratoses, a dermatological condition. Pharmacyclics has a photodynamic therapy drug that has not received marketing approval, which is being used in certain preclinical studies and/or clinical trials for ophthalmology, oncology and cardiovascular indications. We are aware of other drugs and devices under development by these and other photodynamic therapy competitors in additional disease areas for which we are developing PhotoPoint PDT. These competitors as well as others that we are not aware of, may develop superior products or reach the market prior to PhotoPoint PDT and render our products non-competitive or obsolete.

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

OUR INDUSTRY IS SUBJECT TO TECHNOLOGICAL UNCERTAINTY, WHICH MAY RENDER OUR PRODUCTS AND DEVELOPMENTS OBSOLETE AND OUR BUSINESS MAY SUFFER.

      The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our products under development or our technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical, biotechnology and device companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

      We are engaged in the development of novel therapeutic technologies, specifically photodynamic therapy. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic, diagnostic and imaging effects compared to our products. We are aware that three of our competitors in the market for photodynamic therapy drugs have received marketing approval of their product for certain uses in the United States or other countries. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings.

      The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation and chemotherapy, and in the case of restenosis, by surgery, angioplasty, drug therapy and the use of devices to maintain and open blood vessels. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

      Our understanding of the market opportunities for our PhotoPoint PDT is derived from a variety of sources, and represents our best estimate of the overall market sizes presented in certain disease areas. The actual market size and market share which we may be able to obtain may vary substantially from our estimates, and is dependent upon a number of factors, including:

     . Competitive treatments or diagnostic tools, either existing or those that may arise in the future;
     .   Performance of our products and subsequent labeling claims; and
     .   Actual patient population at and beyond product launch.

OUR PRODUCTS ARE SUBJECT TO OTHER STATE AND FEDERAL LAWS, FUTURE LEGISLATION AND REGULATIONS SUBJECTING US TO COMPLIANCE ISSUES THAT COULD CREATE SIGNIFICANT ADDITIONAL EXPENDITURES AND LIMIT THE PRODUCTION AND DEMAND FOR OUR POTENTIAL PRODUCTS.

      In addition to the regulations for drug or device approvals, we are subject to regulation under state, federal or other law, including regulations for worker occupational safety, laboratory practices, environmental protection and hazardous substance control. We continue to make capital and operational expenditures for protection of the environment in amounts which are not material. Some of the risks and uncertainties related to laws and future legislation or regulations include:

     . Our future capital and operational expenditures related to these matters may increase and become material;
     . We may also be subject to other present and possible future local, state, federal and foreign regulation;
     . Heightened public awareness and concerns regarding the growth in overall health care expenditures in the United States, combined with the continuing efforts of governmental authorities to contain or reduce costs of health care, may result in the enactment of national health care reform or other legislation or regulations that impose limits on the number and type of medical procedures which may be performed or which have the effect of restricting a physician's ability to select specific products for use in certain procedures;
     . Such new legislation or regulations may materially limit the demand and manufacturing of our products. In the United States, there have been, and we expect that there will continue to be, a number of federal and state legislative proposals and regulations to implement greater governmental control in the health care industry;
     . The announcement of such proposals may hinder our ability to raise capital or to form collaborations; and
     . Legislation or regulations that impose restrictions on the price that may be charged for health care products or medical devices may adversely affect our results of operations.

      We are unable to predict the likelihood of adverse effects which might arise from future legislative or administrative action, either in the United States or abroad.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL PROTECTION LAWS AND REGULATIONS, AND IN THE EVENT OF AN ENVIRONMENTAL LIABILITY CLAIM, WE COULD BE HELD LIABLE FOR DAMAGES AND ADDITIONAL SIGNIFICANT UNEXPECTED COMPLIANCE COSTS, WHICH COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      We are subject to federal, state, county and local laws and regulations relating to the protection of the environment. In the course of our business, we are involved in the handling, storage and disposal of materials that are classified as hazardous. Our safety procedures for the handling, storage and disposal of such materials are designed to comply with applicable laws and regulations. However, we may be involved in contamination or injury from these materials. If this occurs, we could be held liable for any damages that result, and any such liability could cause us to pay significant amounts of money and harm our business. Further, the cost of complying with these laws and regulations may increase materially in the future.

                                 USE OF PROCEEDS

      Miravant will not receive any of the proceeds from the sale of the common stock by the selling securityholders.

                             SELLING SECURITYHOLDERS

      The following table sets forth certain information known to us with respect to the ownership of our common stock as of June 4, 2003, and as adjusted to reflect the sale of common stock offered by each selling securityholder known by us to own our common stock. The table sets forth information for each selling securityholder as follows:

     .   the name of the selling securityholder;
     . the number of shares and the percentage the selling securityholder owns before this offering;
     . the number of shares of common stock the selling securityholder may sell under this prospectus; and
     . assuming the selling securityholder sells all the shares listed next to its, his or her name, how many shares of common stock and the percentage the selling securityholder will own after completion of the offering.

      The number and percentage of shares owned is based on 24,282,743 shares outstanding on June 4, 2003. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying warrants and convertible notes held by such person that are exercisable within 60 calendar days of June 4, 2003, but excludes shares of common stock underlying options, warrants or convertible securities held by any other person. Except as indicated below, and subject to applicable community property laws, each person identified in the table has sole voting and investment power with respect to all shares of common stock owned by them. To prevent dilution to the selling securityholder, the numbers in the table below may change due to stock splits, stock dividends or similar events involving our common stock.

     Within the past three years, the following selling securityholders have not held positions or offices with us. The selling securityholders comprise the group of private accredited investors with whom the Company entered into the $12.0 million Convertible Debt and Warrant Agreement, or Debt Agreement, in December 2002 which provides the Company the availability to borrow up to $1.0 million per month through November 2003. As of June 4, 2003, the Company had borrowed $6.0 million under the Debt Agreement.

                                       Shares Owned                         Shares Owned
                                    Prior to Offering                      After Offering
                                    -----------------      Shares Being    --------------
Name of Selling Stockholder        Number      Percent       Offered     Number     Percent
---------------------------        ------      -------       -------     ------     -------
Gorumna, Ltd.                   1,183,273 (1)   4.74%       1,183,273      0           *
Pleyel Holdings, Limited        1,183,273 (1)   4.74%       1,183,273      0           *
Big Cat Capital, Limited        1,183,273 (1)   4.74%       1,183,273      0           *
Alert Investments, Limited      1,183,273 (1)   4.74%       1,183,273      0           *
Camelford Holdings, Limited     1,183,273 (1)   4.74%       1,183,273      0           *
Acacias Financial Limited       1,183,273 (1)   4.74%       1,183,273      0           *
Pearl Waves, Inc.               1,183,273 (1)   4.74%       1,183,273      0           *
Danube Financial, Limited       1,183,273 (1)   4.74%       1,183,273      0           *
Delice Financial, Limited       1,183,273 (1)   4.74%       1,183,273      0           *
Iris Financial, Limited         1,183,273 (1)   4.74%       1,183,273      0           *
Tioman Finance, Limited           655,597 (2)   2.63%         655,597      0           *
Morebath Holdings Limited         655,599 (3)   2.63%         655,599      0           *
Kinaro Investments S.A.           655,599 (4)   2.63%         655,599      0           *
Saules Holding, Limited           300,000 (5)   1.22%         300,000      0           *
Princess Finance Limited          250,000 (6)   1.02%         250,000      0           *

   * Represents ownership of less than one percent (1%) of our common stock.

(1) Includes (i) 500,000 shares of common stock, (ii) 333,273 shares of our common stock issuable upon the conversion of various notes, (iii) 250,000 shares of our common stock issuable upon the exercise of a warrant at a per share exercise price of $0.50, (iv) 50,000 shares of our common stock issuable upon the exercise of warrants at a per share exercise price of $1.17, (v) 25,000 shares of our common stock issuable upon the exercise of a warrant at a per share exercise price of $1.95 and (vi) 25,000 shares of our common stock issuable upon the exercise of a warrant at a per share exercise price of $1.83.
(2) Includes (i) 488,931 shares of our common stock issuable upon the conversion of various notes, (ii) 83,333 shares of our common stock issuable upon the exercise of warrants at a per share exercise price of $1.58, (iii) 83,333 shares of our common stock issuable upon the exercise of a warrant at a per share exercise price of $1.70.
(3) Includes (i) 488,932 shares of our common stock issuable upon the conversion of various notes, (ii) 83,334 shares of our common stock issuable upon the exercise of warrants at a per share exercise price of $1.58, (iii) 83,333 shares of our common stock issuable upon the exercise of a warrant at a per share exercise price of $1.70.
(4) Includes (i) 488,932 shares of our common stock issuable upon the conversion of various notes, (ii) 83,333 shares of our common stock issuable upon the exercise of warrants at a per share exercise price of

         $1.58, (iii) 83,334 shares of our common stock issuable upon the exercise of a warrant at a per share exercise price of $1.70.
(5) Includes 300,000 shares of our common stock issuable upon exercise of a warrant at an exercise price of $0.50.
(6) Includes 250,000 shares of our common stock issuable upon the exercise of a warrant to purchase 250,000 shares of our common stock at a per share exercise price of $0.50.

                              PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the shares. The shares are being offered on behalf of the selling securityholders. The shares may be sold or distributed from time to time by the selling securityholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling securityholders, directly to one or more purchasers, including pledgees, or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may change.

     The sale of the shares may be effected in one or more of the following methods:

     .   ordinary brokers' transactions, which may include long or short sales;

     . transactions involving cross or block trades or otherwise on the OTC Bulletin Board;

     . purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

     . "at the market" to or through market makers or into an existing market for the shares;

     . in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

     . through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise; or

     . any combination of the foregoing, or by any other legally available means.

     In addition, the selling securityholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling securityholders. The selling securityholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

      Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both, which compensation as to a particular broker-dealer may be less than or in excess of customary commissions. The selling securityholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling securityholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

                          DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 70,000,000 shares of capital stock, of which 50,000,000 shares are common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.01 par value. As of June 4, 2003, there were issued and outstanding 24,282,743 shares of common stock, options to purchase 5,273,333 shares of common stock, warrants to purchase 5,882,850 shares of common stock and securities convertible into 4,799,525 shares of common stock.

      Holders of the common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by stockholders. Cumulative voting is permitted in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by the board of directors out of funds legally available. In the event of a liquidation, dissolution or winding up, holders of common stock are to share in all assets remaining after the payment of liabilities and preferences of outstanding preferred stock, if any. The holders of common stock shall have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

      On July 13, 2000 our Board of Directors designated 50,000 shares of Series B Junior Participating Preferred Stock pursuant to the Preferred Stockholder Rights Plan dated July 13, 2000. Each one one-thousandth of a share of Series B Junior Preferred has rights and preferences substantially equivalent to those of one common share. Our Board of Directors has the authority, without approval of the stockholders, to issue all of the unissued shares of preferred stock which are currently authorized in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications, restrictions and limitations of each series. As of June 4, 2003, we had no shares of preferred stock outstanding.

      Section 203 of the General Corporation Law of the State of Delaware provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (referred to in this prospectus as an Interested Stockholder) but less than 85% of such stock may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such time the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the business combination is approved by the corporation's bard of directors and is authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

                            WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-2 that we filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Additional information about Miravant can be obtained from our Internet website at http://www.miravant.com.

      The SEC allows us to "incorporate by reference" certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     .   Annual report on Form 10-K for the fiscal year ended December 31, 2002;
     . Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003; and
     .   Definitive proxy statement dated April 30, 2003.

       Upon receipt of an oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered, a copy of any or all of information that has been incorporated by reference in the prospectus but not delivered with the prospectus, other than the exhibits to those documents. Please direct your written requests to: Investor Relations, Miravant Medical Technologies, 336 Bollay Drive, Santa Barbara, California 93117. Please direct your oral requests to: Investor Relations at (805) 685-9880.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

      This prospectus is accompanied by Miravant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.


                  NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain information contained, referred to or incorporated by reference in this prospectus constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "may," "will," "should," "potential," "does not believe," "plans," "expects," "intends," "estimates," "continues," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

      Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements throughout this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus and the materials incorporated by reference into this prospectus. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

                                  LEGAL MATTERS

      The validity of the resale of the shares of Common Stock registered hereby will be passed upon for Miravant by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2002, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to our consolidated financial statements), which is incorporated by reference in this prospectus and registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II.
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered hereby:

SEC registration fee................................................    $ 1,837
Accounting fees and expenses........................................     15,000*
Legal fees and expenses.............................................     40,000*
Printing expenses...................................................          0*
Miscellaneous.......................................................     10,000*
                                                                      ----------
    TOTAL...........................................................   $ 66,837*
                                                                      ----------

*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act. The Registrant's certificate of incorporation and bylaws provide indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into indemnification agreements with its directors and officers.

ITEM 16.  EXHIBITS.

                                                                                         Incorporating
Exhibit                                                                                  Reference
Number                                     Description                                   (if applicable)
------                                     -----------                                   ---------------
4.1       Specimen Certificate of Common Stock.                                          [B][4.1]
4.2       Form of Convertible Promissory Note.                                           [A][4.3]
4.3       Form of Indenture.                                                             [A][4.4]
4.4       Special Registration Rights Undertaking.                                       [A][4.5]
4.5       Undertaking Agreement dated August 31, 1994.                                   [A][4.6]
4.6       Letter Agreement dated March 10, 1994.                                         [A][4.7]
4.7       Form of $10,000,000 Common Stock and Warrants Offering Investment Agreement.   [A][4.8]
4.8       Form of $55 Common Stock Purchase Warrant.                                     [E][4.1]
4.9       Form of $60 Common Stock Purchase Warrant.                                     [E][4.2]
4.10      Form of $35 Amended and Restated Common Stock Purchase Warrant.                [F][4.1]
4.11      Form of Additional $35 Common Stock Purchase Warrant.                          [F][4.2]
4.12      Warrant to Purchase 10,000 Shares of Common Stock between the Registrant       [G][4.12]
          and Charles S. Love.*
4.13      Form of $20 Private Placement Warrant Agreement Amendment No. 1.               [I] [4.13]
4.14      Form of Common Stock Purchase Warrant between the Registrant and Nida &
          Maloney.
4.15      Form of Common Stock Purchase Warrant between the Registrant and
          Pharmacia Corporation.
4.16      Preferred Stock Rights Agreement dated July 13, 2000.                          [H] [4.1]
4.17      Form of Common Stock Purchase Warrant between the Registrant and               [BB] [10.3]
                      Purchasers.
4.18      Form of Note Warrant between the Registrant and the Purchaser.                 [CC] [10.4]
5.1       Form of Legal Opinion of Wilson Sonsini Goodrich & Rosati, L.P.
10.1      Master Lease Agreement dated March 16, 1993 between the Registrant and
          Citicorp Leasing, Inc.                                                         [A][10.2]
10.2      Standard Industrial / Commercial Lease dated June 10, 1992 between the
          Registrant and Santa Barbara Research Center.                                  [A][10.3]
10.3      Addendum to Standard Industrial / Commercial Lease dated June 10, 1992
          between the Registrant and Santa Barbara Research Center.                      [A][10.4]

10.4      Roof Agreement dated October 26, 1993 between the Registrant and Santa
          Barbara Research Center.                                                       [A][10.5]
10.5      Employment Agreement dated as of October 1, 1992 between PDT
          Pharmaceuticals, Inc. and Dr. Gary S. Kledzik.**                               [A][10.6]
10.6      PDT, Inc. Stock Option Plan dated September 19, 1989.**                        [A][10.9]
10.7      PDT, Inc. Stock Option Plan dated September 3, 1992.**                         [A][10.10]
10.8      PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**                     [A][10.11]
10.9      PDT, Inc. Non-Employee Directors' Stock Option Plan.**                         [A][10.12]
10.10     Letter Agreement dated December 6, 1993 between the Registrant and Cordis      [J][10.13]
          Corporation.*
10.11     Letter Agreement dated December 10, 1993 between the Registrant and
          Boston Scientific Corporation.*                                                [J][10.14]
10.12     License Agreement dated July 1, 1989 between the Registrant and The
          University of Toledo, The Medical College of Ohio and St. Vincent              [J][10.17]
          Medical Center as amended.*
10.13     License and Distribution Agreement dated April 1, 1992 between the
          Registrant and Laserscope, a California Corporation.*                          [J][10.18]
10.14     Form of Directors' and Officers' Indemnification Agreement.                    [A][10.22]
10.15     OEM Agreement dated June 1, 1992 between the Registrant and Laserscope,
          a California Corporation.*                                                     [J][10.23]
10.16     Employment Agreement with David E. Mai dated February 1, 1991, as              [J][10.24]
          amended.**
10.17     Form of Consulting Agreement.                                                  [K][10.1]
10.18     Amendment to PDT, Inc. Stock Option Plan dated September 19, 1989.**           [L] [10.1]
10.19     Amendment to PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**        [L][10.2]
10.20     Employment Agreement with John M. Philpott dated as of March 20, 1995,         [M] [10.43]
          as amended.**
10.21     Form of Amended and Restated Financial Services Agreement between
          Registrant and HAI Financial, Inc.                                             [M] [10.46]
10.22     Development and Distribution Agreement between Registrant and Iridex           [N][10.1]
          Corporation.*
10.23     Commercial Lease Agreement between Registrant and Santa Barbara                [N][10.2]
          Business Park, a California Limited Partnership.(1)
10.24     PDT, Inc. 1996 Stock Compensation Plan.**                                      [O]
10.25     Form of Amendment No. 3 to 1989 Stock Option Agreement.**                      [P][10.4]
10.26     Investment Agreement dated December 27, 1996 between PDT
          Cardiovascular, Inc. and Ramus Medical Technologies.*                          [Q] [10.16]
10.27     Co-Development Agreement dated December 27, 1996 between PDT
          Cardiovascular, Inc. and Ramus Medical Technologies.                           [Q] [10.17]
10.28     Series A Preferred Stock Registration Rights Agreement dated December
          27, 1996 between PDT Cardiovascular, Inc. and Ramus Medical                    [Q] [10.18]
          Technologies.*
10.29     Amended and Restated 1996 Stock Compensation Plan.**                           [R]
10.30     PDT, Inc. 401(k)-Employee Stock Ownership Plan.**                              [S][10.2]
10.31     Credit Agreement dated April 1, 1998 between the Registrant and Ramus          [T][10.5]
          Medical Technologies.*
10.32     Convertible Promissory Note dated April 1, 1998 between the Registrant         [T][10.6]
          and Ramus Medical Technologies.*
10.33     Strategic Alliance Agreement dated June 2, 1998 between the Registrant         [T][10.7]
          and Xillix Technologies Corp.*
10.34     Subscription Agreement relating to the Registrant's Common Stock dated         [T][10.8]
          June 2, 1998 between the Registrant and Xillix Technologies Corp.
10.35     Subscription Agreement relating to Xillix's Common Stock dated June 2,         [T][10.9]
          1998 between the Registrant and Xillix Technologies Corp.
10.36     Commercial Lease Agreement dated May 27, 1998 between the Registrant           [A][10.4]
          and Raytheon Company.
10.37     Equity Investment Agreement dated January 15, 1999 between the                 [U][10.1]
          Registrant and Pharmacia & Upjohn, Inc., and Pharmacia & Upjohn, S.p.A.*
10.38     Credit Agreement between the Registrant and the Lender.*                       [U][10.2]
10.39     Warrant Agreement between the Registrant and Pharmacia & Upjohn, Inc.*         [U][10.3]

10.40     Security Agreement between the Registrant and the Secured Party.*              [U][10.4]
10.41     Registration Rights Agreement between the Registrant and Pharmacia &           [U][10.5]
          Upjohn, Inc.*
10.42     Amended and Restated Ophthalmology Development & License Agreement
          between the Registrant and Pharmacia & Upjohn AB.*                             [U][10.6]
10.43     Cardiovascular Right of First Negotiation between the Registrant and
          Pharmacia & Upjohn, Inc.*                                                      [U][10.7]
10.44     Amendment No. 8 dated as of January 1, 2000 to Employment Agreement
          between the Registrant and Gary S. Kledzik.**                                  [V][10.1]
10.45     Amendment No. 13 dated as of January 1, 2000 to Employment Agreement between
          the Registrant and David E. Mai.**                                             [V][10.2]
10.46     Amendment No. 5 dated as of January 1, 2000 to Employment Agreement between
          the Registrant and John M. Philpott.**                                         [V][10.3]
10.47     Miravant Medical Technologies 2000 Stock Compensation Plan                     [W] [4.1]
10.48     Amended and Restated Credit Agreement dated May 24, 2001 between the           [Y]
          Registrant and Pharmacia Treasury Services AB.**
10.49     Manufacturing Facility Asset Purchase Agreement dated May 24, 2001             [Y]
          between the Registrant and Pharmacia & Upjohn Company.
10.50     Site Access License Agreement dated May 31, 2001 between the Registrant        [Y]
          and Pharmacia & Upjohn Company.
10.51     APA Escrow Agreement dated May 31, 2001 between the Registrant and             [Y]
          Pharmacia & Upjohn Company.
10.52     API Escrow Agreement dated May 24, 2001 between the Registrant and             [Y]
          Pharmacia & Upjohn Company.
10.53     Amended and Restated Development and License Agreement dated June 8,           [T]
          1998 between the Registrant and Pharmacia & Upjohn S.p.A.*
10.54     Amendment dated as of December 16, 1996 to Product Supply Agreement            [Z]
          between Registrant and Pharmacia & Upjohn S.p.A. and Pharmacia & Upjohn
          AB.
10.55     SnET2 Device Supply Agreement for Ophthalmology dated as of December           [Z]
          20, 1996 between Registrant and Pharmacia & Upjohn AB.                         [10.21+]
10.56     Amendment No. 9 dated as of January 1, 2001 to Employment Agreement            [X] [10.1]
          between the Registrant and Gary S. Kledzik.**
10.57     Amendment No. 14 dated as of January 1, 2001 to Employment Agreement           [X] [10.2]
          between the Registrant and David E. Mai.**
10.58     Amendment No. 6 dated as of January 1, 2001 to Employment Agreement            [X] [10.3]
          between the Registrant and John M. Philpott.**
10.59     Contract Modification and Termination Agreement dated March 5, 2002 between    [AA] [10.1]
          the Registrant and Pharmacia Corporation.
10.60     Securities Purchase Agreement dated August 28, 2002 between the                [BB] [10.1]
          Registrant and the Purchasers.
10.61     Registration Rights Agreement dated August 28, 2002 between the                [BB] [10.2]
          Registrant and the Purchasers.
10.62     Common Stock Warrant  Purchase  Certificate  dated August 28, 2002 between the [BB] [10.3]
          Registrant and the Purchasers.
10.63     Convertible  Debt and  Warrant  Purchase  Agreement  dated  December  19, 2002 [CC] [10.1]
          between the Registrant and the Purchaser.
10.64     Registration Rights Agreement dated December 19, 2002 between the              [CC] [10.2]
          Registrant and the Purchaser.
10.65     Form of Convertible Promissory Note between the Registrant and the Purchaser.  [CC] [10.3]
10.66     Form of Note Warrant between the Registrant and the Purchaser.                 [CC] [10.4]
10.67     Loan  Origination  Warrant dated  December 20, 2002 between the Registrant and [CC] [10.5]

13.1      Annual Report on Form 10-K for the year ended December 31, 2002                [DD]
13.2      Quarterly Report on Form 10-Q for the quarter ended March 31, 2003             [EE]
23.1      Consent of Independent Auditors.

-------------------------------------------

[A] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Registration Statement on Form S-1 (File No. 33-87138).
[B] Incorporated by reference from the exhibit referred to in brackets contained in Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 33-87138).
[C] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1995, as amended on Form 10-Q/A dated December 6, 1995 (File No. 0-25544).
[D] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1998 (File No. 0-25544).
[E] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Registration Statement on Form S-3 dated July 30, 1998 (File No. 333-39905).
[F] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated June 30, 1998 (File No. 0-25544).
[G] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 1998 (File No. 0-25544).
[H] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8A dated July 18, 2000 (File No. 0-25544).
[I] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1999 (File No. 0-25544).
[J] Incorporated by reference from the exhibit referred to in brackets contained in Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 33-87138).
[K] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated June 22, 1995 (File No. 0-25544).
[L] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1995 (File No. 0-25544).
[M] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1995 (File No. 0-25544).
[N] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1996 (File No. 0-25544).
[O] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed June 18, 1996
[P] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1996 (File No. 0-25544).
[Q] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-25544).
[R] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed April 24, 1997.
[S] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1997 (File No. 0-25544).
[T] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1998 (File No. 0-25544).
[U] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated January 15, 1999 (File No. 0-25544).
[V] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 1999 (File No. 0-25544).
[W] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form S-8 dated August 29, 2000 (File No. 0-25544).
[X] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 2001 (File No. 0-25544).
[Y] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25544).
[Z] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-25544).
[AA] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated March 11, 2002 (File No. 0-25544).
[BB] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated September 3, 2002 (File No. 0-25544).
[CC] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated December 19, 2002 (File No. 0-25544).
[DD]  As filed with the  Commission  on March 31,  2003.

[EE] As filed with the Commission on May 15, 2003.

** Management  contract or  compensatory  plan or  arrangement.
* Confidential portions of this exhibit have been deleted and filed separately with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

(1) The material has been filed separately on paper pursuant to a request granted by the Commission for a continuing hardship exemption from filing electronically.

ITEM 17. UNDERTAKINGS.

       (a) The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus  required by Section 10(a)(2) of the Securities Act of 1933;

                  (ii) To reflect in the  prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material  information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

           (3) To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

      (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on June 4, 2003.

                                     MIRAVANT MEDICAL TECHNOLOGIES

                                     By:  /s/ Gary S. Kledzik
                                        ----------------------
                                        Gary S. Kledzik, Ph.D.,
                                        CHIEF EXECUTIVE OFFICER


      KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Gary S. Kledzik, Ph.D. and John M. Philpott, or either of them, his attorneys-in-fact and agents, each with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and any registration statements for the same offerings effective upon filing pursuant to Rule 462(b), and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite and necessary to be done in connection with such registration statements, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                                 Title                                                         Date
----                                 -----                                                         ----
/s/ Gary S. Kledzik                  Chairman of the Board and Chief Executive Officer            June 4, 2003
-------------------                  (principal executive officer)
Gary S. Kledzik


/s/ David E. Mai                     Director and President                                       June 4, 2003
----------------
David E. Mai

/s/ John M. Philpott                 Chief Financial Officer (principal financial officer and     June 4, 2003
--------------------                 principal accounting officer)
John M. Philpott


/s/ Larry S. Barels                                                                               June 4, 2003
--------------------
Larry S. Barels                      Director

/s/ Charles T. Foscue                                                                             June 4, 2003
---------------------
Charles T. Foscue                    Director

                                               INDEX TO EXHIBITS
                                               -----------------
                                                                                         Incorporating
Exhibit                                                                                  Reference
Number                                     Description                                   (if applicable)
------                                     -----------                                   ---------------
4.1       Specimen Certificate of Common Stock.                                            [B][4.1]
4.2       Form of Convertible Promissory Note.                                             [A][4.3]
4.3       Form of Indenture.                                                               [A][4.4]
4.4       Special Registration Rights Undertaking.                                         [A][4.5]
4.5       Undertaking Agreement dated August 31, 1994.                                     [A][4.6]
4.6       Letter Agreement dated March 10, 1994.                                           [A][4.7]
4.7       Form of $10,000,000 Common Stock and Warrants Offering Investment Agreement.     [A][4.8]
4.8       Form of $55 Common Stock Purchase Warrant.                                       [E][4.1]
4.9       Form of $60 Common Stock Purchase Warrant.                                       [E][4.2]
4.10      Form of $35 Amended and Restated Common Stock Purchase Warrant.                  [F][4.1]
4.11      Form of Additional $35 Common Stock Purchase Warrant.                            [F][4.2]
4.12      Warrant to Purchase 10,000 Shares of Common Stock between the Registrant         [G][4.12]
          and Charles S. Love.*
4.13      Form of $20 Private Placement Warrant Agreement Amendment No. 1.                 [I] [4.13]
4.14      Form of Common Stock Purchase Warrant between the Registrant and Nida &
          Maloney.
4.15      Form of Common Stock Purchase Warrant between the Registrant and
          Pharmacia Corporation.
4.16      Preferred Stock Rights Agreement dated July 13, 2000.                            [H] [4.1]
4.17      Form of Common Stock Purchase Warrant between the Registrant and                 [BB] [10.3]
                      Purchasers.
4.18      Form of Note Warrant between the Registrant and the Purchaser.                   [CC] [10.4]
5.1       Form of Legal Opinion of Wilson Sonsini Goodrich & Rosati, L.P.
10.1      Master Lease Agreement dated March 16, 1993 between the Registrant and
          Citicorp Leasing, Inc.                                                           [A][10.2]
10.2      Standard Industrial / Commercial Lease dated June 10, 1992 between the
          Registrant and Santa Barbara Research Center.                                    [A][10.3]
10.3      Addendum to Standard Industrial / Commercial Lease dated June 10, 1992
          between the Registrant and Santa Barbara Research Center.                        [A][10.4]
10.4      Roof Agreement dated October 26, 1993 between the Registrant and Santa
          Barbara Research Center.                                                         [A][10.5]
10.5      Employment Agreement dated as of October 1, 1992 between PDT
          Pharmaceuticals, Inc. and Dr. Gary S. Kledzik.**                                 [A][10.6]
10.6      PDT, Inc. Stock Option Plan dated September 19, 1989.**                          [A][10.9]
10.7      PDT, Inc. Stock Option Plan dated September 3, 1992.**                           [A][10.10]
10.8      PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**                       [A][10.11]
10.9      PDT, Inc. Non-Employee Directors' Stock Option Plan.**                           [A][10.12]
10.10     Letter Agreement dated December 6, 1993 between the Registrant and Cordis        [J][10.13]
          Corporation.*
10.11     Letter Agreement dated December 10, 1993 between the Registrant and
          Boston Scientific Corporation.*                                                  [J][10.14]
10.12     License Agreement dated July 1, 1989 between the Registrant and The
          University of Toledo, The Medical College of Ohio and St. Vincent Medical        [J][10.17]
          Center as amended.*
10.13     License and Distribution Agreement dated April 1, 1992 between the
          Registrant and Laserscope, a California Corporation.*                            [J][10.18]
10.14     Form of Directors' and Officers' Indemnification Agreement.                      [A][10.22]
10.15     OEM Agreement dated June 1, 1992 between the Registrant and Laserscope, a
          California Corporation.*                                                         [J][10.23]
10.16     Employment Agreement with David E. Mai dated February 1, 1991, as                [J][10.24]
          amended.**
10.17     Form of Consulting Agreement.                                                    [K][10.1]
10.18     Amendment to PDT, Inc. Stock Option Plan dated September 19, 1989.**             [L] [10.1]
10.19     Amendment to PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**          [L][10.2]

10.20     Employment Agreement with John M. Philpott dated as of March 20, 1995, as        [M] [10.43]
          amended.**
10.21     Form of Amended and Restated Financial Services Agreement between
          Registrant and HAI Financial, Inc.                                               [M] [10.46]
10.22     Development and Distribution Agreement between Registrant and Iridex             [N][10.1]
          Corporation.*
10.23     Commercial Lease Agreement between Registrant and Santa Barbara Business         [N][10.2]
          Park, a California Limited Partnership.(1)
10.24     PDT, Inc. 1996 Stock Compensation Plan.**                                        [O]
10.25     Form of Amendment No. 3 to 1989 Stock Option Agreement.**                        [P][10.4]
10.26     Investment Agreement dated December 27, 1996 between PDT Cardiovascular,
          Inc. and Ramus Medical Technologies.*                                            [Q] [10.16]
10.27     Co-Development Agreement dated December 27, 1996 between PDT
          Cardiovascular, Inc. and Ramus Medical Technologies.                             [Q] [10.17]
10.28     Series A Preferred Stock Registration Rights Agreement dated December 27,
          1996 between PDT Cardiovascular, Inc. and Ramus Medical Technologies.*           [Q] [10.18]
10.29     Amended and Restated 1996 Stock Compensation Plan.**                             [R]
10.30     PDT, Inc. 401(k)-Employee Stock Ownership Plan.**                                [S][10.2]
10.31     Credit Agreement dated April 1, 1998 between the Registrant and Ramus            [T][10.5]
          Medical Technologies.*
10.32     Convertible Promissory Note dated April 1, 1998 between the Registrant           [T][10.6]
          and Ramus Medical Technologies.*
10.33     Strategic Alliance Agreement dated June 2, 1998 between the Registrant           [T][10.7]
          and Xillix Technologies Corp.*
10.34     Subscription Agreement relating to the Registrant's Common Stock dated           [T][10.8]
          June 2, 1998 between the Registrant and Xillix Technologies Corp.
10.35     Subscription Agreement relating to Xillix's Common Stock dated June 2,           [T][10.9]
          1998 between the Registrant and Xillix Technologies Corp.
10.36     Commercial Lease Agreement dated May 27, 1998 between the Registrant and         [A][10.4]
          Raytheon Company.
10.37     Equity Investment Agreement dated January 15, 1999 between the Registrant        [U][10.1]
          and Pharmacia & Upjohn, Inc., and Pharmacia & Upjohn, S.p.A.*
10.38     Credit Agreement between the Registrant and the Lender.*                         [U][10.2]
10.39     Warrant Agreement between the Registrant and Pharmacia & Upjohn, Inc.*           [U][10.3]
10.40     Security Agreement between the Registrant and the Secured Party.*                [U][10.4]
10.41     Registration Rights Agreement between the Registrant and Pharmacia &             [U][10.5]
          Upjohn, Inc.*
10.42     Amended and Restated Ophthalmology Development & License Agreement
          between the Registrant and Pharmacia & Upjohn AB.*                               [U][10.6]
10.43     Cardiovascular Right of First Negotiation between the Registrant and
          Pharmacia & Upjohn, Inc.*                                                        [U][10.7]
10.44     Amendment No. 8 dated as of January 1, 2000 to Employment Agreement
          between the Registrant and Gary S. Kledzik.**                                    [V][10.1]
10.45     Amendment No. 13 dated as of January 1, 2000 to Employment Agreement between
          the Registrant and David E. Mai.**                                               [V][10.2]
10.46     Amendment No. 5 dated as of January 1, 2000 to Employment Agreement between the
          Registrant and John M. Philpott.**                                               [V][10.3]
10.47     Miravant Medical Technologies 2000 Stock Compensation Plan                       [W] [4.1]
10.48     Amended and Restated Credit Agreement dated May 24, 2001 between the             [Y]
          Registrant and Pharmacia Treasury Services AB.**
10.49     Manufacturing Facility Asset Purchase Agreement dated May 24, 2001               [Y]
          between the Registrant and Pharmacia & Upjohn Company.
10.50     Site Access License Agreement dated May 31, 2001 between the Registrant          [Y]
          and Pharmacia & Upjohn Company.
10.51     APA Escrow Agreement dated May 31, 2001 between the Registrant and               [Y]
          Pharmacia & Upjohn Company.
10.52     API Escrow Agreement dated May 24, 2001 between the Registrant and               [Y]
          Pharmacia & Upjohn Company.

10.53     Amended and Restated Development and License Agreement dated June 8, 1998        [T]
          between the Registrant and Pharmacia & Upjohn S.p.A.*
10.54     Amendment dated as of December 16, 1996 to Product Supply Agreement              [Z]
          between Registrant and Pharmacia & Upjohn S.p.A. and Pharmacia & Upjohn
          AB.
10.55     SnET2 Device Supply Agreement for Ophthalmology dated as of December 20,         [Z] [10.21+]
          1996 between Registrant and Pharmacia & Upjohn AB.
10.56     Amendment No. 9 dated as of January 1, 2001 to Employment Agreement              [X] [10.1]
          between the Registrant and Gary S. Kledzik.**
10.57     Amendment No. 14 dated as of January 1, 2001 to Employment Agreement             [X] [10.2]
          between the Registrant and David E. Mai.**
10.58     Amendment No. 6 dated as of January 1, 2001 to Employment Agreement              [X] [10.3]
          between the Registrant and John M. Philpott.**
10.59     Contract Modification and Termination Agreement dated March 5, 2002 between the  [AA] [10.1]
          Registrant and Pharmacia Corporation.
10.60     Securities Purchase Agreement dated August 28, 2002 between the                  [BB] [10.1]
          Registrant and the Purchasers.
10.61     Registration Rights Agreement dated August 28, 2002 between the                  [BB] [10.2]
          Registrant and the Purchasers.
10.62     Common  Stock  Warrant  Purchase  Certificate  dated August 28, 2002 between the [BB] [10.3]
          Registrant and the Purchasers.
10.63     Convertible Debt and Warrant Purchase  Agreement dated December 19, 2002 between [CC] [10.1]
          the Registrant and the Purchaser.
10.64     Registration Rights Agreement dated December 19, 2002 between the                [CC] [10.2]
          Registrant and the Purchaser.
10.65     Form of Convertible Promissory Note between the Registrant and the Purchaser.    [CC] [10.3]
10.66     Form of Note Warrant between the Registrant and the Purchaser.                   [CC] [10.4]
10.67     Loan Origination  Warrant dated December 20, 2002 between the Registrant and the [CC] [10.5]
          Purchaser.
13.1      Annual Report on Form 10-K for the year ended December 31, 2002                  [DD]
13.2      Quarterly Report on Form 10-Q for the quarter ended March 31, 2003               [EE]
23.1      Consent of Independent Auditors.

-------------------------------------------

[A] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Registration Statement on Form S-1 (File No. 33-87138).
[B] Incorporated by reference from the exhibit referred to in brackets contained in Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 33-87138).
[C] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1995, as amended on Form 10-Q/A dated December 6, 1995 (File No. 0-25544).
[D] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1998 (File No. 0-25544).
[E] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Registration Statement on Form S-3 dated July 30, 1998 (File No. 333-39905).
[F] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated June 30, 1998 (File No. 0-25544).
[G] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 1998 (File No. 0-25544).
[H] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8A dated July 18, 2000 (File No. 0-25544).
[I] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1999 (File No. 0-25544).
[J] Incorporated by reference from the exhibit referred to in brackets contained in Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 33-87138).
[K] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated June 22, 1995 (File No. 0-25544).

[L] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1995 (File No. 0-25544).
[M] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1995 (File No. 0-25544).
[N] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1996 (File No. 0-25544).
[O] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed June 18, 1996
[P] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1996 (File No. 0-25544).
[Q] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-25544).
[R] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed April 24, 1997.
[S] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1997 (File No. 0-25544).
[T] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1998 (File No. 0-25544).
[U] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated January 15, 1999 (File No. 0-25544).
[V] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 1999 (File No. 0-25544).
[W] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form S-8 dated August 29, 2000 (File No. 0-25544).
[X] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 2001 (File No. 0-25544).
[Y] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25544).
[Z] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-25544).
[AA] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated March 11, 2002 (File No. 0-25544).
[BB] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated September 3, 2002 (File No. 0-25544).
[CC] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated December 19, 2002 (File No. 0-25544).
[DD]  As filed with the  Commission  on March 31,  2003.
[EE]  As filed with the Commission on May 15, 2003.

**      Management contract or compensatory plan or arrangement.
* Confidential portions of this exhibit have been deleted and filed separately with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

(1) The material has been filed separately on paper pursuant to a request granted by the Commission for a continuing hardship exemption from filing electronically.